Catcha Investment Corp

Level 42, Suntec Tower Three

8 Temasek Blvd, Singapore 038988

+65-6829-2294

February 10, 2021

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Catcha Investment Corp
Registration Statement on Form S-1
File No. 333-252389

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catcha Investment Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Ben James, of Kirkland & Ellis LLP, special counsel to the Company, at +852 3761-3412, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick Grove
Name: Patrick Grove
Title: Chairman and Chief Executive Officer